Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

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•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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The following is an English translation of a press release issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

Communications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

THE GAS NATURAL GROUP PUTS INTO OPERATION THE LARGEST COMBINED CYCLE PLANT IN SPAIN, OF 1,200 MW

•	During the month of January, the equivalent rate of return, after taxes, on capital invested in the plant has exceeded 26%, taking into account operating parameters and higher pool prices.

•	The Group, which has 2,800 MW of combined cycle plants in operation, and 2,800 MW more in the works, currently has more than a 5% share of total installed capacity in Spain in the ordinary peninsular system.

The Gas Natural Group has put the combined cycle plant in Escombreras, Cartagena into operation after completing the stipulated pre-operation testing period, so that it now has 2,800 MW of installed capacity to generate electricity with this type of technology.

The Escombreras plant, with 1,200 MW allocated among three modules of 400 MW each, is the largest combined cycle power generation plant in Spain, and putting it into operation has enabled the company to achieve a share of more than 5% of total installed capacity in the ordinary peninsular system on the Iberian Peninsula.

The facility’s average rate of return exceeds 57%, the highest of combined cycle plants in the peninsular system. The average availability of the plant in

January was 98% and accumulated production, since it was synchronized to the national network last October, is 1,475 GWh.

In January, the Escombreras plant operated a total of 600 hours equivalent to operation at full load, with a production of 747 GWh. Taking these results into account, the company estimates that the plant’s annual production will be about 9,000 GWh, 3.5% of total power production on the Peninsula.

The facility’s high rate of return

In January, the equivalent rate of return, after taxes, on capital invested in the plant has exceeded 26%, taking into account the operating parameters and higher pool prices.

Construction of the combined cycle plant in Cartagena involved a unitary investment of less than 450 Euro/kW.

The combined cycle plant in Escombreras receives the natural gas necessary for its operation through a supply agreement signed with Repsol YPF in 2003, for an annual volume of 1.5 bcm.

This project and its rate of return demonstrates the Gas Natural Group’s ability to give value to the strategy of natural gas combined cycle construction in the Spanish market, and that an adequate gas supply (aprovisionamiento) policy paves the way for the most efficient use of electricity generation assets.

The Gas Natural Group awarded the turn-key construction of the combined cycle plant in Escombreras to Alstom, a company that was in charge of the installation and operation of all the systems comprising the plant facility, as well as the operation and maintenance of those systems.

Gas Natural has 2,800 MW of combined cycle plants in project

The Gas Natural Group has a significant portfolio of combined cycle projects in development totaling 2,800 MW more in installed capacity in the next few years, which will enable the company to strengthen its impact in the Spanish electricity generation market.

The combined cycle plant at Plana del Vent (Tarragona), of two generation groups with a total power of 800 MW, is currently under construction. The projects are on schedule and the two power generation groups are expected to start operation in 2007.

The project for construction of a 400 MW group in Malaga has already received the favorable Environmental Impact Statement.

Gas Natural also has two other projects in the Port of Barcelona and in Almonacid de Zorita (Guadalajara), of 800 MW of total installed capacity each, which are at the authorization processing stage.

Finally, the Group recently began studies on a project to build another combined cycle plant in the province of Alava, in the Basque Region, although the location and capacity of this facility has not yet been defined.

Barcelona, February 16, 2006.